Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Jason W. Goode	Direct Dial: 404-881-4421	E-mail: jason.goode@alston.com
February 6, 2009
VIA OVERNIGHT DELIVERY
Mr. Michael McTiernan, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	AmREIT Monthly Income & Growth Fund IV, L.P.
Amendment No. 3 to Form 10
File No. 0-53203
Dear Mr. McTiernan:
     This letter sets forth the responses of our client, AmREIT Monthly Income & Growth Fund IV, L.P. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated December 3, 2008. The Issuer has today filed an amended Form 10 (“Amendment No. 4”) via EDGAR. For your convenience, we have set forth each of your comments followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 4.
Amendment No. 3 to the Form 10 dated November 14, 2008
Financial Statements and Notes
Note 3 — Investments in Non-Consolidated Entities, Page F-4
1. COMMENT: As previously discussed, to the extent you are unable to provide the financial information for your Casa Linda venture, requests for a waiver on financial statements required by Rule 8-06 of Regulation S-X must be made through the Division of Corporation Finance’s Office of Chief Accountant.
     RESPONSE: The Issuer confirms that they are unable to provide audited financial information for the year ended December 31, 2005 for its Casa Linda venture. The seller of the property has indicated that they do not intend to provide us the financial information — they have no legal obligation to provide the information (the Issuer was not
Atlanta • Charlotte • Dallas • New York • Research Triangle • Silicon Valley. • Washington, D.C.

Mr. Michael McTiernan, Special Counsel
February 6, 2009

a registrant and did not intend to or anticipate being a registrant at the time of the acquisition) and they believe that to provide the financial information, including the corroborative evidence necessary for an auditor to render an audit opinion, would be unduly burdensome on them, particularly given the passage of time. In previous response letters to the Staff, the Issuer has communicated its belief that the Casa Linda financial information that has been provided in the Issuer’s filings (full GAAP financial statements for the year ended December 31, 2007) is more timely and comprehensive than the financial information required by Rule 8-06 of Regulation S-X. The Issuer then requested a waiver from the Division of Corporation Finance’s Office of the Chief Accountant, again communicating this belief, and that request has been denied.
2. COMMENT: We note your inclusion of the letter dated May 27, 2008 regarding the inclusion of unaudited financial statements for Shadow Creek in connection with the financial reporting requirements for REITPlus, an affiliate. Please confirm that the fact pattern is the same as REITPlus. In addition, include a representation in your response that you acknowledge that you should have written in separately for each registrant, but due to the affiliation of both companies and identical fact pattern, that you understand that we would not object to your treatment.
     RESPONSE: The Issuer confirms that the fact pattern is the same for the Issuer as it was for REITPlus, its affiliate. The Issuer acknowledges that it should have written in separately for the Issuer, but due to the affiliation of both companies and identical fact pattern, the Issuer understands that Staff will not object to its treatment.
Pro Forma Condensed Consolidated Financial Statements for AmREIT Monthly Income and Growth Fund IV, L.P. and subsidiaries
Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2007, page S-31
3. COMMENT: We note your statement on page S-30 that these pro forma financial statements have been prepared with regard to the acquisition of Shadow Creek Ranch. Please advise why the Shadow Creek Ranch historical results for the year ended December 31, 2007 and six months ended June 30, 2008 are not included within the pro forma Statements of Operations for either period.
     RESPONSE: The Issuer notes that the Shadow Creek Ranch historical results for the year ended December 31, 2007 and six months ended June 30, 2008 are indeed included in the pro forma Statements of Operations for both periods. Those results, however, are reported under the equity method of accounting given the Issuer’s 10% ownership interest. The results are therefore reported in the ‘Shadow Creek Ranch’ column on the ‘Loss from non-consolidated subsidiaries’ line item on pages S-31 and S-32 of Amendment No. 3. The Issuer has added footnote disclosure to clarify its accounting treatment for this investment.

Mr. Michael McTiernan, Special Counsel
February 6, 2009

4. COMMENT: In Note (2), you state that figures represent historical operations of the acquired properties. However, certain amounts differ from the Historical Summaries of Gross Income and Direct Operating Expenses included as part of your registration statement. Please advise or provide additional descriptions for these items and any other items that do not directly originate from the historical financial statements.
     RESPONSE: The Historical Summaries of Gross Income and Direct Operating Expenses (the “Summaries”) are not prepared in accordance with GAAP. As is noted in the footnotes to the Summaries, they have been prepared for the purpose of complying with Rule 8-06 of Regulation S-X, and they are not intended to be a complete presentation of the Properties’ income and expenses. Pursuant to Rule 8-06, the Summaries “...exclude items not comparable to the proposed future operations of the property such as mortgage interest, leasehold rental, depreciation, corporate expenses and federal and state income taxes”.
The pro forma financial statements presented in Amendment No. 3 represented the historical operating activity of the acquired entities in accordance with GAAP. However, Rule 11-02(b)(6) states that the pro forma income statement should include adjustments which give effect to events that are “...(ii) expected to have a continuing impact on the registrant.” The Issuer notes that this provision is similar to Rule 8-06’s requirement to exclude items not comparable to future operations. On this basis, the Issuer has revised the pro forma financial statements in Amendment No. 4 also to exclude certain operating activity that is directly attributable to the transaction, that is factually supportable and that will not have a continuing impact. As a result of these revisions, the differences between the Summaries and the pro forma financial statements are limited to:
•	mortgage interest and depreciation which are excluded from the Summaries pursuant to Rule 8-06, but which are included in the pro forma financial statements pursuant to Rule 11-02, Instruction 6; and

•	an environmental cost incurred by Woodlake Square which qualifies as an infrequent and non-recurring item (and therefore eliminated from the Summaries pursuant to Rule 8-06), but is not directly attributable to the transaction (and is therefore not eliminated in arriving at pro forma results of operations pursuant to Rule 11-02(b)(6)).
The Issuer has revised Notes 3 and 6 of the pro forma statement of operations for the year ended December 31, 2007 in Amendment No. 4 to disclose the above differences.
The Issuer acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking action with respect to the filing, and (iii) it may

Mr. Michael McTiernan, Special Counsel
February 6, 2009

not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7986.
Sincerely,
/s/ Jason W. Goode
Jason W. Goode
Partner
JWG:kgh
Enclosures

cc:	Mr. H. Kerr Taylor
Mr. Chad C. Braun